EXHIBIT 99.1

IIJ Revises First Half and Full-Year Financial Targets for FY2008

TOKYO, Oct. 24, 2008 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) today announced that it has revised its first half and full FY2008 consolidated financial targets from the initial target announced on May 15, 2008.

1. Revision for Consolidated Financial Targets for FY2008

(1H FY2008 (From April 1, 2008 to September 30, 2008))

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                                        Income
                                        before                Basic
                                        Income                 Net
                                          Tax                 Income
                             Operating  Expense     Net        per
                    Revenues   Income  (Benefit)   Income     Share
                    --------------------------------------------------
                      JPY       JPY       JPY       JPY
                    millions  millions  millions  millions      JPY
                    --------------------------------------------------
 Previous Target (A) 34,500     1,850     1,650       800     3,874.50
 ---------------------------------------------------------------------
 New Target (B)      33,200       950       700       300     1,452.94
 ---------------------------------------------------------------------
 Change (B-A)        (1,300)     (900)     (950)     (500)          --
 ---------------------------------------------------------------------
 Change (%)            (3.8%)   (48.6%)   (57.6%)   (62.5%)         --
 ---------------------------------------------------------------------
 (Reference)         29,990     1,816     1,697     3,477    16,880.42
 Results for
  1H FY2007
 ---------------------------------------------------------------------

 (Full FY2008 (From April 1, 2008 to March 31, 2009))

 ---------------------------------------------------------------------
                                        Income
                                        before                Basic
                                        Income                 Net
                                          Tax                 Income
                             Operating  Expense     Net        per
                    Revenues   Income  (Benefit)   Income     Share
                    --------------------------------------------------
                      JPY       JPY       JPY       JPY
                    millions  millions  millions  millions      JPY
                    --------------------------------------------------
 Target (A)          78,500     5,200     4,700     5,200    25,184.28
 ---------------------------------------------------------------------
 New Target (B)      73,000     3,800     3,000     2,800    13,560.77
 ---------------------------------------------------------------------
 Change (B-A)        (5,500)   (1,400)   (1,700)   (2,400)          --
 ---------------------------------------------------------------------
 Change (%)            (7.0%)   (26.9%)   (36.2%)   (46.2%)         --
 ---------------------------------------------------------------------
 (Reference)         66,835     4,759     4,362     5,177    25,099.83
 Results for FY2007
 ---------------------------------------------------------------------

2. Reason for Revision

In the first half of FY2008, corporate earnings are decreasing and capital expenditures are weakening in general, and the Japanese economy is deteriorating and is expected to continue for a while.

As for IIJ Group customers, demands for network and outsourcing service including internet connectivity service are fairly stable in general supported by the need to facilitate the use of IT and to improve work efficiency, thus we anticipate continuous growth in connectivity and outsourcing revenues. For systems construction, although we recognize that IT related expenditures for Japanese corporate are essential in the mid- and long-term, they are affected by the weak economy for a while. Due to this, we have revised our first half and full FY2008 financial target downward from the initial target announced on May 15, 2008.

Our financial results for the first half of FY2008 will be below our initial target as systems construction revenue fell short of our budget, there was an unprofitable systems integration project and personnel related costs have increased due to the hiring of new employees in view of our mid-term growth.

For the second half of FY2008, as the deteriorating economy is expected to affect systems construction revenue, we plan to exercise effective cost control while preparing the basis for mid- to long-term business growth. For our 4 new subsidiaries business, we estimate that we will have around JPY1.2 billion of operating loss in total in this fiscal year, which increased from the initial estimation of JPY0.9 billion by taking into consideration the possibility of delay in business startup. From the above, IIJ targets revenues of JPY73,000 million (up 9.2% year-on-year), operating income of JPY3,800 million (down 20.2% year-on-year) for FY2008 consolidated financial results.

(*) The above targets for FY2008 consolidated financial results are based on information currently available at the time of announcement and the actual results may differ from the target due to various factors.

About IIJ

Founded in 1992, Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: Internet Initiative Japan Inc.
         Investor Relations Office
         Yuko Kazama (Ms.)
         +81-3-5259-6500
         ir@iij.ad.jp
         http://www.iij.ad.jp/